(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-22239

CUSIP NUMBER 05275N106

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Autobytel Inc.
Full Name of Registrant

Former Name if Applicable

18872 MacArthur Blvd, Suite 200
Address of Principal Executive Office (Street and Number)

Irvine, CA 92612-1400
City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously announced, the Registrant is in the process of restating its financial statements for the full 2002 fiscal year, the second and third fiscal quarters of 2003, the full 2003 fiscal year, and the first and second fiscal quarters of 2004, and completing its financial statements for the third fiscal quarter of 2004 and the full 2004 fiscal year (the “Prior Financial Statements”). The Registrant intends to file the Prior Financial Statements by filing an amendment on Form 10-Q/A to its Quarterly Report on Form 10-Q for the second fiscal quarter of 2004, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (collectively, the “Required Filings”).

The Prior Financial Statements and the financial statements for the fiscal quarter ended March 31, 2005 could not be completed, without unreasonable delay or expense, in sufficient time for the Registrant to complete its final review and its Sarbanes-Oxley compliance procedures in respect thereof to ensure that the information presented in such filings complies with the requirements of applicable federal securities laws and regulations. The Registrant intends to file the Required Filings as soon as practicable after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ariel Amir	949	862-3016
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2004; Annual Report on Form 10-K for the fiscal year ended December 31, 2004

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Autobytel Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2005	By:	/s/ Ariel Amir
Executive Vice President and General Counsel

Explanation of Significant Change in Results of Operations

The Registrant expects that, after taking into account its expenses relating to the restatements and the internal review relating to the restatements, it will report a net loss for the three months ended March 31, 2005 of between $2.5 million and $4.0 million.